SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "**Agreement**") is made and entered into as of [EFFECTIVE DATE] (the "**Effective Date**") by and between My Trail Company, PBC, a Colorado public benefit corporation (the "**Company**"), and the undersigned investor ("**Investor**").

1. <u>Subscription</u>. Investor hereby subscribes for and agrees to purchase the number of shares of the Company's Series A Preferred Stock ("**Shares**") set forth on the signature page hereto, at a purchase price of $5.00 per Share (the "**Purchase Price**"), subject to the terms and conditions of this Agreement. The minimum subscription amount is 200 Shares (for a minimum aggregate Purchase Price of $1,000).

2. <u>Payment</u>. Together with Investor's execution and delivery to the Company of this Agreement, Investor shall pay the aggregate Purchase Price via Wefunder Portal LLC.

3. <u>Acceptance/Rejection of Subscriptions</u>. Notwithstanding Investor's execution and delivery to the Company of this Agreement or any payment made by Investor to the Company in connection herewith, the Company may choose for any reason not to sell any Shares to Investor or to sell to Investor a number of Shares that is less than the number of Shares proposed to be purchased by Investor (but not less than the Minimum Subscription). If the Company agrees to sell Shares to Investor (whether the full number of Shares proposed to be purchased by Investor or a lesser number), then this Agreement shall constitute an irrevocable commitment by Investor to purchase the applicable number of Shares, the Company shall countersign and return to Investor a copy of this Agreement and, subject to receiving payment of the Purchase Price, the Company shall deliver to Investor a certificate representing the Shares (or, if the Shares are uncertificated, a notice of issuance for the Shares). If the Company chooses not to sell any Shares to Investor, the Company shall return to Investor any payment made by Investor to the Company in connection herewith. If the Company chooses to sell to Investor a number of Shares that is less than the number of Shares proposed to be purchased by Investor, the Company shall promptly return to Investor any portion of any payment made by Investor to the Company in connection herewith that exceeds the aggregate Purchase Price for the number of Shares being sold to Investor hereunder.

4. At any time, holders of shares of Preferred Stock may request that the Company redeem their shares. If the request is made at least 5 years after the shares were issued, the Company must redeem the shares, at a redemption price equal to the original purchase price of such shares plus the amount of accrued but unpaid dividends thereon (unless applicable law prohibits such redemption). If the request is made less than 5 years after the shares were issued, the Company may (but is not required to) redeem the shares, at a redemption price equal to the original purchase price of such shares less the aggregate amount of dividends previously paid thereon.

5. In addition, the Company has the option to redeem any shares of Preferred Stock at any time. Pursuant to this option, (a) if the redemption is made at least 10 years after the shares were issued, the redemption price is the original purchase price of such shares plus the amount of accrued but unpaid dividends thereon, and (b) if the redemption is made less than 10 years after the shares were issued, the redemption price is 2x the original purchase price of such shares less

the aggregate amount of dividends previously thereon.

6.   Representations, Warranties, and Covenants of the Investor. Investor represents and warrants to the Company, and covenants, as follows:

(a)   Able to Assess Risks. Investor has the requisite knowledge to assess the relative merits and risks of the investment contemplated hereby or has relied upon the advice of Investor's professional advisors with regard to the investment contemplated hereby. Investor acknowledges that the Company has made available to Investor the opportunity to ask questions of and receive answers from the Company's officers and directors concerning the terms and conditions of this Agreement, the business and financial condition of the Company and the rights, preferences, privileges and restrictions of the Shares, and Investor has received to its satisfaction such information regarding such matters as Investor has requested.

(b)   Investor Advised to Seek Representation. Investor understands that nothing in this Agreement or any other materials presented to Investor in connection with the purchase and sale of Shares constitutes legal, tax or investment advice. The Company has advised Investor to consult with such legal, tax and investment advisors as Investor, in its sole discretion, deems necessary or appropriate in connection with its purchase of Shares.

(c)   Complete Information. All information provided by Investor to the Company in connection with the purchase of Shares is true, correct and complete as of the date hereof, and if there should be any change in such information, Investor will immediately provide the Company with appropriate updated information.

(d)   Authority; Binding Agreement. Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary actions to authorize the execution, delivery and performance of this Agreement. This Agreement, when countersigned by the Company, constitutes a valid and binding obligation of Investor, enforceable against Investor in accordance with its terms, except as enforceability may be limited by applicable law.

(e)   Indemnity. Investor shall indemnify and hold harmless the Company and its officers, directors, employees and agents from and against any and all losses, damages, liabilities, costs or expenses, including reasonable attorney's fees, arising out of any breach of Investor's representations, warranties and covenants hereunder.

7.   Limitations on Transfer; Right of First Refusal.

(a)   Limitations on Transfers.

(i)   Investor shall not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, take a pledge of or otherwise receive or acquire) any Shares except in compliance with this Agreement, the Company's articles of incorporation and bylaws and any applicable state or federal securities laws, including rules and regulations promulgated thereunder.

(ii)   Investor acknowledges and agrees that, during the period in which the Company is offering and selling securities that are part of the same issue as the Shares and for a period of twelve (12) months thereafter, the Investor shall not sell or transfer any Shares.

(iii)   Investor acknowledges that any certificate representing the Shares (or, if the Shares are uncertificated, any notice of issuance for the Shares), including any certificate issued (or notice of issuance delivered) upon any transfer of the Shares, will bear the following legends:

(A)   "THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED,

PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS."

(B)   "THE SECURITIES REFERENCED HEREIN MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE HOLDER THEREOF, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

(b)   Right of First Refusal.

(i)   Notice of Proposed Transfer. If Investor or any subsequent transferee (each, a "**Holder**") proposes to sell or otherwise transfer (including by gift or operation of law) any Shares, Holder shall, prior to consummating any such sale or transfer, deliver to the Company a written notice (the "**Transfer Notice**") stating (i) the name of each proposed purchaser or other transferee ("**Proposed Transferee**"), (ii) the number of Shares proposed to be sold or transferred to each Proposed Transferee, (iii) the terms and conditions, including purchase price, of each proposed sale or transfer, and (iv) Holder's offer to the Company or its assignee(s) to purchase the Shares upon the same terms and conditions, including purchase price, as those described in the Transfer Notice (or upon terms and conditions as similar as reasonably practicable to those described in the Transfer Notice) (the "**Applicable Terms**"). Holder shall not consummate any sale or transfer of any Shares except in accordance with clauses (iv) or (v) below.

(ii)   Exercise of Right of First Refusal. At any time within 30 days after the Company receives the Transfer Notice, the Company or its assignee(s) shall have the right, exercisable by written notice to Holder during such period, to purchase any or all of the Shares described in the Transfer Notice upon the Applicable Terms; provided, however, that (x) if the purchase price described in the Transfer Notice consists of no legal consideration (as, for example, in the case of a transfer by gift), the applicable purchase price for the Company or its assignee(s) shall be the fair market value of the Shares as determined in good faith by the Company, and (y) if the purchase price described in the Transfer Notice includes non-cash consideration, the applicable purchase price for the Company or its assignee(s) shall reflect the cash equivalent value of such non-cash consideration as determined by the Company in good faith.

(iii)   Payment. If the Company or its assignee exercises its right of first refusal under clause (ii) above, the Company or its assignee shall pay the applicable purchase price, at the election of the Company or its assignee, in cash (by check), by cancellation of all or a portion of any outstanding indebtedness of Holder to the Company or its assignee or by any combination thereof, within 60 days after receipt of the Transfer Notice or at such other time as may be agreed by the Company (or its assignee) and Holder.

(iv)   Holder's Right to Transfer. If the Company or its assignee does not exercise its right to purchase some or all of the Shares described in the Transfer Notice within the applicable time period, Holder may sell or otherwise transfer such unpurchased Shares to the Proposed Transferee described in the Transfer Notice and upon the terms and conditions, including purchase price, described in the Transfer Notice (or upon terms and conditions, including purchase price, less favorable to the Proposed Transferee), so long as (x) such sale or other transfer is consummated within 120 days after the date of the Transfer Notice, (y) such sale or other transfer is effected in accordance with applicable laws and (z) the Proposed Transferee agrees in writing that the provisions of this Section 5 shall continue to apply to the Shares in the hands of such Proposed Transferee. If such Shares are not so transferred to such Proposed Transferee within such period, then the provisions of this Section 5(b) shall once again apply to any proposed sale or other transfer of the Shares.

(v) Exception for Certain Family Transfers. Notwithstanding anything to the contrary in this Section 5(b), the transfer of any or all of the Shares during the Holder's lifetime or on the Holder's death by will or intestacy to the Holder's spouse, domestic partner, child, father, mother, brother, sister, father-in-law, mother-in-law, brother-in-law, sister-in-law, grandfather, grandmother, grandchild, 1st cousin, aunt, uncle, niece, nephew, stepchild, or to a trust or other similar estate planning vehicle for the benefit of the Holder or any such person, shall be exempt from the provisions of this Section 5(b), so long as, in each such case, the transferee agrees in writing to receive and hold the Shares so transferred subject to the provisions of this Section 5.

(c) No Transfer to Competitors. Without limiting the provisions of Section 5(b), without the prior written consent of the Company, Holder shall not sell or otherwise transfer (including by gift or operation of law) any Shares to (i) any third party that sells or provides, or intends to sell or provide, any products or services that directly or indirectly compete with any products or services sold or provided by the Company ("**Competitor**"), (ii) any director or officer of any Competitor or (iii) any person who owns, or is part of group acting in unison that owns, more than 5% of the outstanding voting securities of any Competitor.

(d) Stop-Transfer Instructions; Refusal to Transfer. Investor acknowledges that, to ensure compliance with the restrictions set forth herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records. In addition, the Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so sold or transferred.

8. Covenants of the Company.

(a) Annual Report. For so long as Investor holds Shares, the Company shall deliver to Investor a written annual report describing the Company's financial performance in its most recently completed fiscal year; provided, however, that Investor shall not disclose any confidential or proprietary information in such report to any third party, or use any such information for any purpose other than monitoring Investor's investment in the Company, in each case without the prior written consent of the Company. Such report shall be delivered to Investor at the same time as it is generally delivered to holders of the Company's Series A Preferred Stock, which the Company expects will be during the first calendar quarter of each calendar year.

(b)   20% Discount. For so long as Investor holds at least the number of Shares constituting the Minimum Subscription, Investor shall receive a 20% discount on all products purchased by Investor on the Company's website or in a Company retail store.

9.   Covenants of Investor.

(a)   Corporate Action. In the event that the board of directors of the Company and the holders of the Company's common stock approve in writing either (i) a Deemed Liquidation Event (as defined in the Company's articles of incorporation) or (ii) any amendment to the Company's articles of incorporation for the sole purpose of increasing the authorized number of shares of the Company's Series A Preferred Stock, in either case ((i) or (ii) specifying that this provision shall apply to such action (a "**Corporate Action**"), then Investor shall (i) if such Corporate Action requires approval of the holders of the Company's Series A Preferred Stock, vote (in person, by proxy or by action by written consent, as applicable) all of Investor's Shares in favor of, and adopt, such Corporate Action (and any related actions necessary to give effect to such Corporate Action) and vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Corporate Action, (ii) execute and deliver any related documentation and take any other action in support of such Corporate Action as may be reasonably requested by the Company in order to carry out the purposes of this Section 7, and (iii) to refrain from exercising any applicable dissenters' rights or rights of appraisal with respect to such Corporate Action.

(b)   Exception. Notwithstanding the foregoing, Investor shall not be required to comply with Investor's obligations under Section 7(a) in connection with any proposed Deemed Liquidation Event unless, upon the consummation of such Deemed Liquidation Event, (i) each holder of shares of the Company's Series A Preferred Stock will receive the same form and per share amount of consideration for such shares as is received by each other holder of shares of the Company's Series A Preferred Stock in respect of such other holder's shares of the Company's Series A Preferred Stock and (ii) the aggregate consideration receivable by all holders of the Company's capital stock will be allocated among such holders on the basis of the relative liquidation preferences to which such holders are entitled in accordance with the Company's articles of incorporation.

(c)   Grant of Irrevocable Proxy and Power of Attorney. Solely to the extent that Investor fails to vote Investor's Shares in the manner required by this Section 7, Investor hereby constitutes and appoints as Investor's proxy and hereby grants a power of attorney to the President of the Company, with full power of substitution, and hereby authorizes the President of the Company or such substitute to represent and vote all of Investor's Shares in the manner required by this Section 7. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable. Investor shall not purport to grant any proxy or power of attorney with respect to the Shares that conflicts with the proxy and power of attorney granted hereunder.

10.   General Provisions.

(a)   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Colorado, without giving effect to principles of conflicts of law.

(b)   Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof.

(c)   Amendments and Waivers. No modification of or amendment to this Agreement shall be effective unless in writing signed by the parties, and no waiver of any rights under this Agreement shall be effective unless in writing signed by the waiving party.

(d)   Successors and Assigns. Investor may not assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the Company, and any attempted assignment in violation of this provision shall be null and void. Subject to the foregoing and the transfer restrictions described herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties.

(e)   Notices. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed given when delivered personally or by overnight courier or sent by email, or 7 days after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page hereto (as may be subsequently updated by written notice to the other party), or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records, or delivered electronically via Wefunder Inc.

(f)   Severability. If any provision of this Agreement is held to be unenforceable under applicable law in any context, such provision shall be deemed limited or modified to the minimum extent necessary to render it enforceable under applicable law in such context, and the remainder of this Agreement shall remain in full force and effect.

(g)   Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. An executed signature page of this Agreement delivered by facsimile transmission or by electronic mail in "portable document format" (".pdf") shall be as effective as an original executed signature page.

(h)   Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to this Agreement or any notices required by applicable law or the Company's articles of incorporation or bylaws by email or any other electronic means. Investor hereby consents to receive such documents and notices by such electronic delivery.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

My Trail Company, PBC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited